Exhibit 99.1

HAFNIA LIMITED: Share Capital Increase Registered

Singapore, 5 October 2026

Reference is made to the stock exchange announcement published by Hafnia Limited ("Hafnia" or the “Company”, OSE: HAFNI, NYSE: HAFN) on 24 September 2026 regarding the successful completion and pricing of an offering of 35,488,875 ordinary shares in the Company, raising gross proceeds of the NOK equivalent of approximately USD 300 million (the “Offering”). Fearnley Securities AS and Pareto Securities AS acted as joint global coordinators and joint bookrunners, and Arctic Securities AS and Clarksons Securities AS acted as joint bookrunners (collectively, the “Managers”), in connection with the Offering.

The Company has today issued 35,488,875 new ordinary shares in the Company (the “New Shares”) to the settlement agent for the redelivery of shares to BW Group Limited that were borrowed pursuant to a share lending agreement entered into between the Company, BW Group Limited and the Managers for the purpose of facilitating delivery-versus-payment (DvP) settlement in the Offering. Following the issuance of the New Shares, the Company has 535,331,154 ordinary shares outstanding (including treasury shares), all of which have been validly and legally issued and fully paid.

The New Shares are being issued through Euronext Securities Oslo (VPS) under the ISIN code of the existing ordinary shares of the Company and admitted to trading on Euronext Oslo Børs immediately hereafter.

This information is subject to the disclosure requirements in section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:
Søren Steenberg Jensen
CEO Hafnia Limited
sst@hafnia.com

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About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 180 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4,000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.